June 30, 2016

Era Anagnosti
Legal Branch Chief
Office of Financial Services
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:     Bank of America Corporation (the “Corporation”)
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 24, 2016
Definitive Proxy Statement on Schedule 14A
Filed March 17, 2016
File No. 001-06523

Dear Ms. Anagnosti:

We have received and reviewed your letter dated June 22, 2016 (the “Comment Letter”). The following are our responses to your comment and requests. For ease of reference, we have repeated the Staff’s comment.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 29
Compensation Decisions and Rationale, page 36

1.
We note your response to comment one and we continue to believe that disclosure lacking analysis of the specific factors in evaluating a named executive officer’s performance and how that evaluation translated into a compensation determination is tantamount to a discretionary decision-making process. In this regard, we note that while your response indicates that your compensation decisions are made after taking into account “numerous factors,” without preset target levels of total compensation, assigned weightings or formulaic benchmarking, and are based on the “total mix of information,” it remains unclear how you determined the amounts of compensation and how this disclosure is unique to your Compensation and Benefits Committee’s decision making process. Even if the named executive officers’ achievement levels on particular metrics, including the scorecards, do not translate formulaically to their compensation amounts, how you determined such amounts should be discussed. In future filings, please disclose how you determined the compensation amount for each named executive officer, including, without limitation, an analysis of:

•	how quantitative and qualitative performance measures were considered, on an absolute and/or relative basis, and the Committee’s review and comparison of such

United States Securities and Exchange Commission
Division of Corporate Finance
June 30, 2016

performance with the compensation amount awarded to each named executive officer; and

•
how and why those amounts varied among the named executive officers (e.g., why Mr. Montag’s compensation was considerably higher than the compensation of the other named executive officers, with the exception of the CEO).

Otherwise, as noted in our prior comment one, please disclose that the actual compensation amounts for each named executive officer were discretionarily determined.

In future filings, the Corporation will disclose the Staff’s requested information contained in the Comment Letter.
As requested in the Comment Letter, we acknowledge that the adequacy and accuracy of disclosures in the filings is the responsibility of the Corporation. The Corporation acknowledges to the Securities and Exchange Commission (the “SEC”) that Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings. The Corporation also acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings may not be asserted as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ross E. Jeffries, Jr.

Ross E. Jeffries, Jr.
Deputy General Counsel and Corporate Secretary